Conrad C. Lysiak
Attorney at Law
601 West First Avenue
Suite 503
Spokane, WA 99201
(509) 624-1475
Fax: (509) 747-1770
Email: cclysiak@qwest.net

January 11, 2006

Mr. John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134

Dear Mr. Reynolds:

In response to your letter of comments dated September 29, 2005, please be advised as follows:

General
  International Gold is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended (the "Act") defines the term "blank check company" to mean, any development stage company that is issuing a penny stock that, "(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies."

  International Gold has a specific plan and purpose. Its business purpose is to engage in mining. Its specific plan is to explore for gold. In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, "... start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering." If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. Upon completion of its public offering, International Gold can immediately begin its exploration program as set forth in the registration statement.

  The information required by Item 201 of Regulation S-B has been provided.

  We are not required to do so by law. Further it is an added, unnecessary expense.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
File No. 333-123134
January 11, 2006

  We do not intend to use a preliminary prospectus. Accordingly, the disclosure required by Item 501(a)(10) of Regulation S-B is not required.

  The disclosure has been provided.

Use of Proceeds
  The disclosure requested has been provided.

Summary
  The disclosure requested has been provided.

  The disclosure requested has been provided.

Plan of Distribution
  Disclosure has been provided that we will not notify subscribers if we choose to extend the offering period.

Business
  The disclosure requested has been provided.

  The disclosure requested has been provided.

  The disclosure requested has been provided.

  We believe the disclosure is quite clear, unambiguous and easy to comprehend. Incidently, we do not provide services. We would like to have a conference call with you regarding this comment. We direct your attention to Adera Mines Limited, SEC file no. 333-113541 and Peloton Resources Inc. SEC file no. 333-113118 which where reviewed by your branch and were declared effective and which contain the same disclosure as set forth in Amendment No. 2.

  Again, we believe the disclosure is quite clear. We are going to drill holes in the ground and extract samples to determine if there is gold in the ground. Until we have completed the exploration program set forth in the registration statement, we have not plans for the future. See response to comment no. 13.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
January 11, 2006

  The disclosure requested has been provided.

  Supplementally, Mr. Tattersall relied upon a report prepared by one Bruce Woodsworth. We believe Mr. Woodsworth is deceased.

Mineralization
  The information has been deleted. The information related to property nearby. No mineralization has been discovered on the International Gold's property.

  The information has been deleted. The soil sampling related to property nearby. There has been no soil sampling on the International Gold property.

Competitive Factors
  The language has been revised to reflect that, "we believe...."

Management's Discussion and Analysis
  The forward looking statement has been relocated.

  We believe the disclosure is complete. We state that if we raise the minimum amount we will be able to fund our operations.

  Disclosure has been provided that we have no plans to change our business activities or to combine with another business, and are not aware of any events or circumstances that might cause us to change our plans.

  The information requested has been provided under milestones.

  The information requested has been provided under milestones. The disclosure is complete as to the extent of our exploration to be funded by this public offering.

  The information requested has been provided.

Management
  The information requested has been disclosed.

Securities and Exchange Commission
RE:   International Gold Corp.
        Form SB-2 Registration Statement
        File No. 333-123134
January 11, 2006

Future Sales by Existing Shareholders
  Supplementally, take the number of shares outstanding; multiply by 0.01. That number represents the number of shares that can be sold by each, Dimac and Woodburn Holdings, every 90 days.

Reports
  The Commission's address has been updated.

Exhibits
  The opinion has been revised as requested.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak